UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       November 2002

File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

Notice of Change of Auditor as of October 18, 2002

2.

Letter from Former Auditor dated October 30, 2002

3.

Letter from Successor Auditor dated October 30, 2002

4.

Press Release dated October 21, 2002

5.

Press Release dated October 29, 2002

6.

Press Release dated November 8, 2002

7.

Press Release dated November 26, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated December 2, 2002                        /s/ Chris Dyakowski, Director

SAN TELMO ENERGY LTD.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from J.A. Minni & Associates Inc., Certified General Accountants, 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T7 to Amisano Hanson, Chartered Accountants, 604 - 750 West Pender Street, Vancouver, B.C. V6C 2T7, effective October 18, 2002.

The Company’s former auditor has resigned and the appointment of the successor auditor has been approved by the Company’s audit committee.

There were no reservations in the former auditor’s reports for the audits of the Company’s most recent completed fiscal year, nor for any period subsequent to September 6, 2002, the most recently completed period for which an audit report was issued by the former auditor, to October 18, 2002.

There are no reportable events between the Company and the former auditor.

The reporting package, comprising this Notice and letters of the former and new auditors has been reviewed by the Company’s Audit Committee and Board of directors prior to submission of same to the Regulatory Authorities.

SAN TELMO ENERGY LTD.

“W.E. Schmidt”

J.A. MINNI & ASSOCIATES INC.

Certified General Accountants

1104 - 750 West Pender Street

Vancouver, B.C. V6C 2T7

October 30, 2002

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

9th Floor - 701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re: SAN TELMO ENERGY LTD.

As requested by National Policy No. 31, I have reviewed the information contained in the Company’s Notice of Change of Auditor dated October 18, 2002 and I am in agreement with the statements contained in such notice.

Yours truly,

J.A. MINNI & ASSOCIATES INC.

“Geoffrey Pang”

Geoffrey S.V. Pang

Certified General Accountant

cc: San Telmo Energy Ltd.

GP/er

AMISANO HANSON

Chartered Accountant

604 - 750 West Pender Street

Vancouver, B.C. V6C 2T7

October 30, 2002

B.C. Securities Commission

P.O. Box 10142

9th Flr - 701 West Georgia St.

Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re: San Telmo Energy Ltd. (the “Company”) - Change of Auditor

As requested by National Policy No. 31 of the Canadian Provincial Securities Administrators, we have reviewed the information contained in the Notice of Change of Auditor for the referenced Company, and based on our knowledge of such information at this time, we do not disagree with the information contained in such notice.

Our understanding is that the Notice will read as follows:

The Company has changed its auditor from J.A. Minni & Associates Inc., Certified General Accountants, 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T7 to Amisano Hanson, Chartered Accountants, 604 - 750 West Pender Street, Vancouver, B.C. V6C 2T7, effective October 18, 2002.

The Company’s former auditor has resigned and the appointment of the successor auditor has been approved by the Company’s audit committee.

There were no reservations in the former auditor’s reports for the audits of the Company’s most recent completed fiscal year, nor for any period subsequent to September 6, 2002, the most recently completed period for which an audit report was issued by the former auditor, to October 18, 2002.

There are no reportable events between the Company and the former auditor.

The reporting package, comprising this Notice and letters of the former and new auditors has been reviewed by the Company’s Audit Committee and Board of directors prior to submission of same to the Regulatory Authorities.”

We understand that notice of such change will be mailed to all shareholders of the Company.

Yours truly,

AMISANO HANSON

“Amisano Hanson”

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

October 21, 2002

The Company held its annual general meeting on October 18, 2002. At this meeting, Angus B. Mitchell was elected to the board of directors and Christopher I. Dyakowski, George Stubos, William E. Schmidt and Brian J. Bass were re-elected. Romaine Gilliland was not re-elected. Angus Mitchell is an associate with the law firm of Bennett Jones LLP in Calgary, Alberta.

The Company’s Auditor has been changed to Amisano Hanson, Chartered Accountant, of 604 - 750 West Pender Street, Vancouver, B.C.

Brian Bass was appointed the President and Chief Executive Officer of the Company. This appointment reflects the increasing importance of the oil and gas projects to the future plans of the Company.

On Behalf of the Board,

"W.E. Schmidt"

William E. Schmidt, Director

Company Contact: Brian Bass

Telephone: 1-403-270-3401

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

October 29, 2002

Further to our news release of October 21, 2002, the Company has been informed by Angus Mitchell that he will be unable to act as a Director of the Company at this time.

On Behalf of the Board,

"W.E. Schmidt"

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

November 8, 2002

The Company announces that it has granted stock options to purchase up to 638,000 shares, exercisable at a price of $0.75 Cdn. per share, up to November 8, 2007. All previous options have been cancelled.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

November 26, 2002

San Telmo Energy Ltd. (STU: TSX-V) announces a non-brokered private placement for proceeds of US$625,000. The placement is for 833,333 shares at a price of US$0.75 per common share. There is a finder’s fee payable in connection with this placement.

The private placement is subject to approval on the TSX Venture Exchange.

On Behalf of the Board,

"W.E. Schmidt"

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.